Exhibit 12.01

Arlington Asset Investment Corp.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$30,788	$16,753	$27,087	$140,981	$(303,203)
Distributed income of equity investees	384	266	222	326	7,355
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	4,965	2,508	1,155	3,645	72,751
Rentals	88	58	54	77	251
Total fixed charges	$5,053	$2,566	$1,209	$3,722	$73,002
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees plus fixed charges and distributed income of equity investees	$36,225	$19,585	$28,518	$145,029	$(222,846)
Ratio of earnings to fixed charges	7.2	7.6	23.6	39.0	(A )

(A)	Due to the Company’s losses in 2008, the ratio coverage in this year was less than 1:1. The Company would have had to generate additional earnings of $295,848 to achieve coverage of 1:1 in this year.